September 29, 2008

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:            AXA Form 20-F for the Fiscal Year Ended December 31, 2007
 (File No. 001-14410) (the “2007 Form 20-F”)

Dear Mr. Rosenberg,

Please find attached AXA’s response to the Staff’s comment letter dated August 5, 2008 addressed to me concerning AXA’s 2007 Form 20-F.

AXA acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosures in the filing, (b) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (c) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further questions or would like any further information, please do not hesitate to contact Laurent Clamagirand, AXA’s Chief Accounting Officer (+331 4075 9686), George Stansfield, AXA’s Group General Counsel (+331 4075 7275), or me (+331 4075 5796).

Very truly yours
/s/ Denis Duverne
Denis Duverne Chief Financial Officer and Member of the Management Board

cc.   L. Clamagirand
  G. Stansfield
  Ibolya Ignat (SEC Staff Accountant, Division of Corporation Finance)